February 23, 2015

Larry Spirgel

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-4631

RE:

Snipp Interactive, Inc.

Registration Statement on Form 20FR-12G Amendment No. 1

File No. 000-55295

Dear Mr. Spirgel:

In response to the Staff's comment letter dated January 27, 2015, the Company has the following responses. We have highlighted and underlined all the revisions in the Blacklined version of the Amended 20-F.

General

1.

We refer to your response to prior comment two and your related revisions to your document. In addition to the added disclosures, please revise to provide all of the disclosures, in regards to your new auditor MSCM, required by Item 16F(a)(2). Also file as an exhibit the letter from Davidson & Company LLP required by 16F(a)(3).

The Company had added the required disclosure regarding MSCM as required under Item 16F(a)(2). In addition, the Company has filed the letter from prior auditor Davidson & Company LLP as an exhibit as required under Item 16F(a)(3).

On behalf of the Company, I acknowledge that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/  “Atul Sabharwal”

Atul Sabharwal

President and CEO